SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Participation in thermoelectric power plants

(Rio de Janeiro, August 27, 2003). – PETRÓLEO BRASILEIRO S/A — PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, wishes to make the following clarifications in relation to reports published today on the construction of a thermoelectric power plant in Manaus and the purchase of its partner’s stakes in other thermoelectric plants.

The Company’s Strategic Plan for the period 2003-2007 includes investments of US$500 million for the conclusion of thermo-electric plants already under construction. The following alternatives are currently being examined by the company:

  Thermal electric plant in Manaus: The project for constructing a large thermoelectric plant in Manaus is at a preliminary stage in the evaluation of its economic feasibility. The value of US$ 500 million is a total estimated cost for such a project, although it should be emphasized that no decision has yet been taken by the company with respect to this investment.

  Purchase of NRG’s stake in TermoRio: In May 2002, NRG’s decision to withdraw from the project was submitted to arbitration. This process has yet to be concluded and the outcome may establish the value at which an eventual transfer of NRG’s shares in TermoRio to PETROBRAS could occur. The parties involved are seeking a negotiated solution for finalizing the dispute.

  Proposal for selling EDP’s stake in Fafen Energia: EDP has an 80% stake in Fafen Energia S.A., with PETROBRAS holding the remaining 20%. In the light of the recently announced changes in the electric power sector’s regulatory framework (“new model”) and the strategies of both companies in the sector, PETROBRAS and EDP have been discussing a new structure for the project, which satisfies the interests of both parties. However, neither EDP nor PETROBRAS have yet to present a formal proposal for purchase and sale of their respective stakes.

  Reduction of CEEE’s stake in TermoGaucha: No decision has been made by the partners to proceed with the project, which remains at a standstill. The cost of US$ 300 million is equivalent to a 500MW plant, based on the original project. In any case, the plant will now not be operational by December 2004 as originally scheduled. Any eventual reduction in CEEE’s stake would be dependent on the availability of financing.

  CBS (Thermoelectric Plant in Cubatão): An alternative feasibility study is being conducted for this cogeneration plant with a power output less than originally planned (440 MW), for supplying steam and electricity for use in the refinery (RPBC). However, no conclusions can yet be drawn from the study in progress.

We reiterate that the Strategic Plan does not include new investments in thermo-electric plants until the new regulatory framework is defined and approved.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.